HEI Exhibit 3(i).5

Articles of Amendment of HEI, amending HEI’s Restated Articles of Incorporation

Article Sixth, Section (b), is amended to read as follows:

There shall be an audit committee of the board of directors which shall be responsible for the appointment, removal, compensation and oversight of the corporation’s registered public accounting firm. The audit committee shall ask the stockholders of the corporation to ratify such appointment at the annual meeting of stockholders. An independent registered public accounting firm appointed by the audit committee shall serve until a successor is elected or such independent registered public accounting firm’s earlier resignation or removal by the audit committee of the board of directors following a determination that it is in the best interest of the corporation and its stockholders that the independent registered public accounting firm be so removed. Upon such resignation or removal the audit committee of the board of directors shall appoint a new independent registered public accounting firm. An independent registered public accounting firm so appointed shall be recommended for ratification at the next annual or special meeting of the stockholders of the corporation, unless such independent registered public accounting firm shall earlier resign or be replaced.